UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

At the extraordinary general meeting (“EGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on September 18, 2023, the agenda set forth below submitted for shareholder approval was approved by the shareholders as originally proposed:

1.	Agenda for Shareholder Approval:

1)	Election of the President & CEO

•	Kim, Dong-Cheol

2.	Voting Result

Agenda	Outstanding Shares	Attendant Shares	Shares for
1)	641,964,077	452,553,618	432,781,212 (95.6%)

*	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on September 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: September 18, 2023